          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                     SCHEDULE 13G

                   (Amendment No. 2)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
       UNDER THE SECURITIES EXCHANGE ACT OF 1934


              Chris-Craft Industries, Inc.
                   (Name of Issuer)


          Class B Common Stock, par value $.50 per
       share and Common Stock, par value $.50 per share
               (Title of Class of Securities)


               170520-50-6  and  170520-10-0
                      (CUSIP Number)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

               (Continued on following pages)

CUSIP No. 170520-50-6 and      13G         Page 2 of 6 Pages
   170520-50-6


1)  Name of Reporting Person:  William D. Siegel
    SS or IRS Identification No. of Above Person:

    S.S. No.

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)
       (a)  /  /
       (b)  /  /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

                     5)  Sole Voting Power: 624,681 shares of
Number of                Class B Common Stock and
Shares                   713,563 shares of Common Stock
Beneficially         6)  Shared Voting Power:  168,826 shares of
Owned                    Class B Common Stock and 168,826 shares of
by Each                  Common Stock
Reporting            7)  Sole Dispositive Power: 631,218 shares
Person with              of Class B Common Stock Person and
                         735,064 shares of Common Stock
                    8)   Shared Dispositive Power:  168,826 shares of
                         Class B Common Stock and 168,826
                         shares of Common Stock

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   800,044 shares of Class B Common
               Stock and 903,890 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          9.8% of Class B Common Stock and 3.6% of Common
          Stock

12)  Type of Reporting Person (See Instructions):
          IN

Item 1(a).     Name of Issuer:
               Chris-Craft Industries, Inc. ("Chris-
               Craft")



Item 1(b).     Address of Issuer's Principal Executive
               Offices:
                  767 Fifth Avenue
                  New York, New York 10153

Item 2(a).     Name of Person Filing:
                  William D. Siegel

Item 2(b).     Address of Principal Business Office or, if
               none, Residence:
                  Chris-Craft Industries, Inc.
                  767 Fifth Avenue
                  New York NY  10153

Item 2(c).     Citizenship:
                  United States of America

Item 2(d).     Title of Class of Securities:

                        I

               Class B Common Stock, $.50 par value, each share convertible into one share of Common
               Stock ("Class B Common Stock")

                        II

               Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

               I (Class B Common Stock) -- 170520-50-6

               II (Common Stock) -- 170520-10-0

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.   Ownership.

    I              II

                           Class B
                           Common         Common
                           Stock          Stock
(a)  Amount Beneficially
     Owned (1):            800,044        903,890(2)


(b)  Percent of Class
     (outstanding at
      December 31, 1998)(3):   9.8%           3.6%

(c)  Number of shares as
     to which such person
     has:

     (i)  sole power to
          vote or to direct
          the vote            624,681        713,563

    (ii)  shared power to
          vote or to direct
          the vote            168,826        168,826

   (iii)  sole power to dis-
          pose or to direct
          the disposition of  631,218        735,064

    (iv)  shared power to
          dispose or to di-
          rect the disposi-
          tion of             168,826        168,826

_________________________

(1) Class B Common Stock amount includes 6,537 shares vested at December 31, 1998 in the Chris-Craft Employees'
     Stock Purchase Plan and 168,826 shares held in the Chris-
     Craft Profit Sharing Plan, of which Mr. Siegel is a Trustee. Common Stock amount includes 14,964 shares of Common Stock vested at December 31, 1998 in the Chris-Craft Employees' Stock Purchase Plan and 800,044 shares issuable upon conversion of Class B Common Stock shown in Column I.

(2) Includes 56,271 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1998.

(3) Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1998 plus those issuable upon conversion of Class B Common Stock shown in Column I and exercise of stock option referred to in Note (2).

Item 5.   Ownership of Five Percent or Less of a Class. [ ]
Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          Inapplicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.
          Inapplicable.

Item 8.   Identification and Classification of Members of the
          Group.
          Inapplicable.

Item 9.   Notice of Dissolution of Group.
          Inapplicable.

Item 10.  Certification.
          Inapplicable.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  February 10, 1999



/s/ William D. Siegel
------------------------
       Signature





    William D. Siegel
       Name/Title